UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2025

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

 Yes          No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

 Yes          No     X

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Today October 7th, 2025, Fitch Ratings (Fitch) has upgraded by one notch BBVA’s long-term senior preferred debt rating to A from A-. The outlook changed to stable from Rating Watch Positive.

Fitch has also taken the following actions over other BBVA’s ratings:

●	Upgraded by one notch long-term issuer default rating to A- from BBB+ and outlook changed to stable from Rating Watch Positive.

●	Upgraded by one notch short-term issuer default rating to F1 from F2 and outlook changed to stable from Rating Watch Positive.

●	Upgraded by one notch Derivative Counterparty Rating to A(dcr) from A-(dcr) and outlook changed to stable from Rating Watch Positive.

●	Upgraded by one notch long-term deposits rating to A from A- and outlook changed to stable from Rating Watch Positive.

●	Upgraded by one notch short-term deposits rating to F1 from F2 and outlook changed to stable from Rating Watch Positive.

●	Upgraded by one notch short-term senior preferred debt rating to F1 from F2 and outlook changed to stable from Rating Watch Positive.

●	Upgraded by one notch long-term senior non-preferred debt rating to A- from BBB+ and outlook changed to stable from Rating Watch Positive.

●	Upgraded by one notch long-term subordinated lower Tier 2 debt rating to BBB from BBB- and outlook changed to stable from Rating Watch Positive.

●	Upgraded by one notch long-term subordinated upper Tier 2 debt rating to BBB- from BB+ and outlook changed to stable from Rating Watch Positive.

●	Upgraded by one notch long-term AT1 debt rating to BB+ from BB and outlook changed to stable from Rating Watch Positive.

Madrid, October 7th 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: October 7, 2025
By: /s/ Patricia Bueno Olalla

Name: Patricia Bueno Olalla

Title: Head of Investor Relations